Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Technologies Reports Third Quarter 2016 Results

Tel Aviv, Israel, November 18, 2016 - Tikcro Technologies Ltd. (OTCQX: TIKRF) today reported results for the third quarter ended September 30, 2016.

Aviv Boim, CEO of Tikcro, commented, “We are continuing our pre-clinical research efforts to identify new immune-modulation antibodies for cancer treatment. By leveraging a unique immunization approach for the generation of antibodies, we aim to develop antibodies with blocking qualities to a handful of immune modulator domains. We are conducting animal immunization with proprietary antigens, followed by high throughput screening of derived B-cells. We are pursuing this process with several targets and antigens and intend to continue to conduct rounds of these studies with an aim to identify leading antibodies to a handful of targeted domains."

Net loss for the third quarter of 2016 was $325,000, or $0.03 per diluted share. As of September 30, 2016, the company reported $7.7 million in cash and cash equivalents.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQX: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	September 30, 2016 Unaudited	December 31, 2015 Audited
Assets
Current assets
Cash and cash equivalents	$7,722	$8,560
Other receivables	132	173
Total current assets	7,854	8,733

Property and equipment, net	149	67

Total assets	$8,003	$8,800

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$215	$226

Shareholders' equity	7,788	8,574

Total liabilities and shareholders' equity	$8,003	$8,800

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30
	2016	2015	2016	2015

Research and development expenses	$160	$103	$438	$222

General and administrative expenses, net	163	123	500	430

Total operating expenses	323	226	938	652

Operating loss	(323)	(226)	(938)	(652)

Financial income (expenses), net	(2)	4	(2)	(28)

Net loss	$(325)	$(222)	$(940)	$(680)

Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.10)	$(0.08)

Weighted average number of shares used computing basic and diluted loss per share	9,879	8,838	9,879	8,838